                                                                        Ex-13.2

                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                             FORM 10-Q
(Mark One)
__x__ Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

          For the quarterly period ended September 30, 1994


_____ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

           For the transition period from _____ to _____

Commission file number:  0-2886

                             DEKALB Energy Company
             (Exact name of registrant as specified in its charter)

              Delaware                           36-0987809
    (State or other jurisdiction of        (I.R.S. Employer
     incorporation or organization)         Identification No.)

          700-9th Avenue S.W.                   T2P 3V4
        Calgary, Alberta Canada              (Postal Code)
(Address of principal executive offices)

                      (403) 261-1200
     (Registrant's telephone number, including area code)


Indicate whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                       Yes__X__    No_____

                                          Outstanding as of
Title of Class                            September 30, 1994
Class A Stock, no par value                    2,310,233
Class B (nonvoting) Stock, no par value        7,075,992


Exhibit index is located on page 16

Total number of pages is 20
                                       1

                             DEKALB Energy Company


                                     INDEX


                                                                Page No.
                                                                --------


Part I - Financial Information

    Consolidated Statements of Operations for the nine
    months ended September 30, 1994 and 1993 (Unaudited)           3

    Consolidated Statements of Operations for the three
    months ended September 30, 1994 and 1993 (Unaudited)           4

    Consolidated Balance Sheets at September 30, 1994
    (Unaudited) and December 31, 1993                              5

    Consolidated Statements of Cash Flows for the nine months
    ended September 30, 1994 and 1993 (Unaudited)                  6

    Notes to Consolidated Financial Statements (Unaudited)        7-9

    Report of Independent Accountants                              10

    Management's Discussion and Analysis of Results of
    Operations and Financial Position                            11-15

Part II - Other Information                                        16

    EXHIBIT 11 - Computation of Net Earnings per Share             17

    EXHIBIT 15 - Letter Re Unaudited Interim Financial
                 Information                                       18

Signatures                                                         19

Appendix - Documents Filed in Paper Format Under Form SE           20


                             DEKALB Energy Company
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                ($ in thousands)
                                  (Unaudited)

                                                                                              For the nine months
                                                                                              ended September 30,
                                                                                         1994                   1993
                                                                                     -------------          -------------
Operating revenues (Note 8)
  Oil and liquids sales                                                             $       10,067         $       10,971
  Natural gas sales                                                                         24,289                 22,020
  Other                                                                                      1,087                  1,030
- --------------------------------------------------------------------------------------------------------------------------
Total operating revenues                                                                    35,443                 34,021

Operating expenses
  Lease operations and other direct charges                                                  8,150                  9,296
  Depreciation, depletion and amortization                                                  10,503                 11,395
  General and administrative                                                                 2,308                  2,681
   (Gain) loss on disposal of U.S. assets                                                      -                     (513)
- --------------------------------------------------------------------------------------------------------------------------
Operating Income                                                                            14,482                 11,162
Interest expense, net of interest income and capitalized interest (Note 3)                   3,027                  3,159
Other (income) expense, net                                                                    (66)                    51
- --------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income and other taxes                           11,521                  7,952
Income and other taxes (Note 5)                                                              5,465                  4,129
- --------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                                                          6,056                  3,823
Cumulative effect of change in accounting principle (Note 5)                                   -                    5,334
- --------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                        $        6,056         $        9,157
==========================================================================================================================

Earnings per share (Note 4):
    Earnings from continuing operations                                             $         0.63         $         0.40
    Cumulative effect of change in accounting principle                                        -                     0.55
- --------------------------------------------------------------------------------------------------------------------------
Net earnings per share                                                              $         0.63         $         0.95
==========================================================================================================================

Weighted average shares outstanding (in thousands)                                           9,610                  9,671

The accompanying notes are an integral part of the financial statements.

                             DEKALB Energy Company
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                ($ in thousands)
                                  (Unaudited)

                                                                                        For the three months
                                                                                         ended September 30,

                                                                                     1994                  1993
                                                                                 ------------          ------------
Operating revenues (Note 8)

   Oil and liquids sales                                                        $       3,786         $       3,505
   Natural gas sales                                                                    8,064                 6,382
   Other                                                                                  356                   358
- -------------------------------------------------------------------------------------------------------------------
Total operating revenues                                                               12,206                10,245

Operating expenses
   Lease operations and other direct charges                                            3,124                 3,362
   Depreciation, depletion and amortization                                             3,941                 3,419
   General and administrative                                                             746                   634
   (Gain) loss on disposal of U.S. assets                                                 -                    (513)
- -------------------------------------------------------------------------------------------------------------------
Operating Income                                                                        4,395                 3,343
Interest expense, net of interest income and capitalized interest (Note 3)              1,048                   903
Other (income) expense, net                                                              (144)                   38
- -------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income and other taxes                       3,491                 2,402
Income and other taxes (Note 5)                                                         1,601                 1,328
- -------------------------------------------------------------------------------------------------------------------
Net Earnings                                                                            1,890                 1,074
===================================================================================================================


Earnings per share (Note 4):
   Net earnings per share                                                       $        0.20        $         0.11
===================================================================================================================


Weighted average shares outstanding (in thousands)                                      9,526                 9,699

The accompanying notes are an integral part of the financial statements.

                             DEKALB Energy Company
                          CONSOLIDATED BALANCE SHEETS
                                ($ in thousands)

                                                                                                           As of
                                                                                              September 30,
                                                                                                 1994         December 31,
                                                                                              (Unaudited)        1993
                                                                                              -----------     -----------
                                           ASSETS

Current Assets:
   Cash and cash equivalents (Note 6)                                                         $  15,898       $  22,664
   Accounts receivable                                                                            9,407           7,874
   Other current assets                                                                             647             781
- -----------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                       25,952          31,319
Other assets                                                                                        806             855
Property, plant and equipment (Note 7):
   Oil and gas assets, full cost method
      Proved properties, being amortized                                                        322,170         298,235
      Unproved properties and properties under development,
         not being amortized                                                                     14,922           9,048
   Other property and equipment                                                                   3,072           2,817
   Less accumulated depreciation, depletion and amortization                                   (142,523)       (132,185)
- -----------------------------------------------------------------------------------------------------------------------
      Net property, plant and equipment                                                         197,641         177,915
- -----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                 $  224,399      $  210,089
=======================================================================================================================


                            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Bank line of credit                                                                        $  18,286      $    5,663
   Accounts payable                                                                              11,334          13,868
   Other current liabilities                                                                      4,119           5,177
- -----------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                  33,739          24,708
Other liabilities                                                                                10,132          10,612
Deferred income taxes (Note 5)                                                                   27,668          22,845
Long-term debt (Note 6)                                                                          51,325          51,325
- -----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                               122,864         109,490
- -----------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 2)
Shareholders' equity:
   Capital stock:
      Class A; $.625 stated value; 6,000,000 shares
         authorized; 2,390,025 shares issued at September 30, 1994;
         2,418,000 shares issued at December 31 ,1993;                                            1,494           1,511
      Class B (nonvoting); $.625 stated value; 13,000,000 shares authorized; 11,288,458 shares issued at September 30, 1994;
         11,260,483 shares issued at December 31 ,1993                                            7,055           7,038
Capital in excess of stated value                                                                51,657          51,657
Retained earnings                                                                               148,610         142,554
Currency translation adjustments                                                                (13,876)        (12,141)
- -----------------------------------------------------------------------------------------------------------------------
                                                                                                194,940         190,619
Treasury shares, at cost (4,292,258 shares at September 30, 1994 and
   4,072,258 shares at December 31, 1993)                                                       (93,405)        (90,020)
- -----------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                      101,535         100,599
- -----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                   $  224,399      $  210,089
=======================================================================================================================

The accompanying notes are an integral part of the financial statements.

                             DEKALB Energy Company
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                ($ in thousands)
                                  (Unaudited)

                                                                                            For the nine months
                                                                                            ended September 30,

                                                                                         1994                 1993
                                                                                     -------------        -------------
Cash Flows from Operating Activities
- ------------------------------------
   Net earnings                                                                      $      6,056         $      9,157
   Adjustments to reconcile net earnings to net
   cash flows from operating activities:
      Depreciation, depletion and amortization                                             10,503               11,395
      Provision for deferred income taxes (Note 5)                                          5,011                3,600
      Cumulative effect of change in accounting principle (Note 5)                            -                 (5,334)
      (Gain) loss on disposal of U.S. assets                                                  -                   (513)
      Other                                                                                    99                  (35)
- ----------------------------------------------------------------------------------------------------------------------
                                                                                           21,669               18,270
   Changes in assets and liabilities:
      Accounts receivable and other current assets                                         (1,494)               3,509
      Accounts payable and other current liabilities                                       (3,042)              (8,178)
      Other assets                                                                             49                  -
      Other liabilities                                                                      (445)              (1,252)
- ----------------------------------------------------------------------------------------------------------------------
    Cash flows from continuing operations                                                  16,737               12,349
- ----------------------------------------------------------------------------------------------------------------------
    Cash flows from discontinued operations                                                   -                    840
- ----------------------------------------------------------------------------------------------------------------------
Net cash flows from operating activities                                                   16,737               13,189
- ----------------------------------------------------------------------------------------------------------------------


Cash Flows from Investing Activities
- ------------------------------------
   Purchases of property, plant and equipment                                             (36,436)             (12,665)
   Proceeds from sale of property, plant and equipment (Note 7)                             4,494                  620
   Proceeds from sale of U.S. assets                                                          -                  6,175
   Increase (decrease) in short-term payables for purchases of property,
      plant and equipment                                                                    (446)                 803
- ----------------------------------------------------------------------------------------------------------------------
Net cash flows from investing activities                                                  (32,388)              (5,067)
- ----------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
- ------------------------------------
   Purchases of stock                                                                      (3,385)                 (79)
   Proceeds from exercise of stock options                                                    -                      1
   Net short-term borrowings                                                               12,515                 (360)
   Payments made on long-term debt                                                            -                (17,400)
- ----------------------------------------------------------------------------------------------------------------------
Net cash flows from financing activities                                                    9,130              (17,838)
- ----------------------------------------------------------------------------------------------------------------------
Net effect of exchange rates on cash                                                         (245)                 117
- ----------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                                  (6,766)              (9,599)
Cash and cash equivalents, at December 31                                                  22,664               18,872
- ----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, at September 30                                           $     15,898         $      9,273
======================================================================================================================

Note:  Cash paid during the period for:
           Income taxes                                                                       386                  597
           Interest                                                                         4,390                4,138
           Capitalized interest (Note 3)                                                      845                1,173

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.   General

  The consolidated financial statements included herein are presented in accordance with the requirements of Form 10-Q and consequently do not include all of the disclosures normally made in the registrant's annual Form 10-K filing. These financial statements should be read in conjunction with the financial statements and notes thereto included in DEKALB Energy Company's (the "Company") latest annual report on Form 10-K.

  In the opinion of management, the unaudited consolidated financial statements reflect all adjustments of a normal recurring nature necessary to fairly represent the financial position, results of operations, and cash flows for the respective interim periods.

2.   Commitments and Contingencies

  The Company and its subsidiaries are defendants in various legal actions arising in the course of their current and discontinued business activities. Management is of the opinion there are no pending legal proceedings that would have a material effect on the consolidated financial position or results of operations of the Company.

3. Interest Expense, Capitalized Interest and Interest Income ($ in thousands)

             Interest      Capitalized   Interest      Net Interest
   1994      Expense       Interest      Income        Expense
   ----      -----------   -----------   -----------   -----------

  1st Qtr.   $     1,333   $     (238)   $     (126)   $       969
  2nd Qtr.         1,436         (275)         (151)         1,010
  3rd Qtr.         1,542         (332)         (162)         1,048
             -----------   -----------   -----------   -----------
             $     4,311   $     (845)   $     (439)   $     3,027
             ===========   ===========   ===========   ===========

   1993
   ----
  1st Qtr.   $     1,681    $    (391)   $     (128)   $     1,162
  2nd Qtr.         1,600         (383)         (123)         1,094
  3rd Qtr.         1,451         (399)         (149)           903
             -----------   -----------   -----------   -----------
             $     4,732   $   (1,173)   $     (400)   $     3,159
             ===========   ===========   ===========   ===========

4.   Earnings Per Share Calculation

  Earnings per share is calculated by dividing the earnings by the weighted average number of shares outstanding during the period. The computation of weighted average shares outstanding excludes anti-dilutive shares.

5.   Income and Other Taxes

  Income and other taxes is comprised of the following
  ($ in thousands):

                                        Deferred      Total
            Income        Capital       Income        Income and
   1994     Taxes         Taxes         Taxes         Other Taxes
   ----     --------      --------      --------      -----------

  1st Qtr.  $     97      $     87      $  1,738      $  1,922
  2nd Qtr.        65            45         1,832         1,942
  3rd Qtr.        80            80         1,441         1,601
            --------      --------      --------      --------
            $    242      $    212      $  5,011      $  5,465
            ========      ========      ========      ========

   1993
   ----
  1st Qtr.  $      0      $     38      $  1,713     $   1,751
  2nd Qtr.       160           155           735         1,050
  3rd Qtr.        59           117         1,152         1,328
            --------      --------      --------     ---------
            $    219      $    310      $  3,600     $   4,129
            ========      ========      ========     =========

 Capital taxes relate to the Canadian Large Corporations Tax and franchise taxes.

  The year-to-date and third quarter tax provisions for 1994 and 1993 resulted in effective tax rates differing from that of the statutory Canadian income tax rate of 44.34%, principally due to the lack of tax benefits associated with interest and other costs incurred in the U.S.

  Effective January 1, 1993, the Company adopted the liability method of accounting for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109. The adoption of SFAS 109 resulted in a one-time benefit adjustment of $5.3 million in the first quarter of 1993.

6.   Disclosures About Fair Value of Financial Instruments

  The carrying amount of cash and cash equivalents approximates the fair value due to the short term maturities of these instruments. The fair value of the Company's long-term debt is approximately $52.2 million, or $.9 million over stated book value, based upon estimates provided to the Company by independent sources.

7.   Disposition of Assets

  During the third quarter of 1994, the Company sold its interest in leasehold and tangible property in the Buick Creek area of the Province of British Columbia, Canada for proceeds of $.4 million. In March 1994, the Company reflected the sale of its interest in leasehold and tangible property in the Rigel area of the Province of British Columbia, Canada for proceeds of $3.6 million. In accordance with the full cost method of accounting, the proceeds received for the 1994 dispositions were credited to the full cost pool; therefore, no gains or losses were recorded on the sales.

  On August 5, 1993, the Company announced the sale of all its California gas wells to Samedan Oil Corporation for $5.1 million, effective July 1, 1993. Consistent with the full cost method of accounting on a cost center basis, the Company recorded a $0.5 million pre-tax and after-tax gain on the disposition of the California gas wells in the third quarter of 1993. The Company also closed down its exploration office in Bakersfield. The only U.S. assets retained by the Company after this sale are a working interest in a single non-operated oil well in California and acreage adjacent thereto. Sales revenues and volumes, lease operating expenses, and depreciation, depletion and amortization (DD&A) recorded for the 1993 divested California properties to the effective date of the sale were as follows:

                                                     Six Months Ended
       ($ in thousands)                              June 30, 1993
                                                     ----------------
       Revenues                                      $       1,551
       Lease Operating Expenses                      $         270
       DD&A                                          $         964

       Sales Volumes
       -------------
       Natural Gas (MMCF)                                      850

8.   Hedge Contracts

  The Company enters into contracts to hedge a portion of its oil and gas production against fluctuating prices. Approximately 25% of the Company's average annual production is hedged through various contracts with terms ranging to October 1995. The results of these contracts are included in revenues as the oil or gas is produced.

  The fair value of the hedges exceed contract values based on terms currently available to the Company.

9.   Postemployment Benefits

  In November 1992, the Financial Accounting Standards Board Introduced Statement No. 112, "Employers' Accounting for Postemployment Benefits" effective for fiscal years beginning after December 15, 1993. No provision for any current or future obligation has been made by the Company as the estimated amounts are not material.

10.  Financial Statement Presentation

  Certain prior year figures have been reclassified to conform to the current year financial statement presentation.

                      Report of Independent Accountants


To the Shareholders and Board of Directors of DEKALB Energy Company:

We have reviewed the accompanying consolidated balance sheet of DEKALB Energy Company as of September 30, 1994, and the related consolidated statements of operations for the three month and nine month periods ended September 30, 1994 and 1993, and the consolidated statements of cash flows for the nine month periods ended September 30, 1994 and 1993. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements for them to be in conformity with United States generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet as of December 31, 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993 (not represented herein); and in our report dated February 18, 1994, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 1993, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.




Coopers & Lybrand




Calgary, Alberta
November 7, 1994

                    Management's Discussion and Analysis of
                  Results of Operations and Financial Position


SELECTED OPERATING STATISTICS (1)

                          For the Nine Months Ended   For the Three Months Ended
                          -------------------------   --------------------------
                            9/30/94        9/30/93      9/30/94        9/30/93
                            -------        -------      -------        -------

Average Prices
- --------------
Oil and condensate
 ($ per Bbl)                $ 15.47       $  16.54      $ 17.68        $ 14.88
Natural gas liquids
 ($ per Bbl)                   8.51           9.96         9.25           9.12
Natural gas
 ($ per Mcf)                   1.61           1.40         1.45           1.30


Sales Volumes
- -------------

Oil and condensate (Mbbls)      553            554          185            201

Natural gas liquids (Mbbls)     177            181           56             56

Natural gas (Mmcf)           15,041         15,721        5,544          4,906

Oil and condensate,
natural gas liquids and
natural gas equivalents
(Mbbls) (2)                   3,237          3,355        1,165          1,074

(1) U.S. operating data has been combined with Canada due to the immateriality of the U.S. data in relation to the operating results as a whole. 1993 includes six months of U.S.
    operating data on the divested California properties.

(2) Gas converted to oil at 6,000 cubic feet per barrel.

                    Management's Discussion and Analysis of
            Results of Operations and Financial Position (continued)

EARNINGS FROM CONTINUING OPERATIONS

Year-to-date earnings from continuing operations are 58.4% higher compared with 1993. Earnings per share from continuing operations for the first nine months of 1994 have risen to 63 cents per share in 1994 versus 40 cents per share in 1993.
For the third quarter, earnings and earnings per share from continuing operations in 1994 increased by 76.0% and 81.8%, respectively, compared to 1993.

These higher year-to-date and third quarter results are reflective of continuing higher gas prices, improved oil prices in the third quarter, and the Company's ongoing emphasis on its cost structure. Current year results also reflect the impact of the lower Canadian dollar exchange rate, resulting in lower U.S.
dollar equivalent expenses.

DRILLING ACTIVITY

Consistent with its focus on long-term growth through exploration and development, the Company participated in the drilling of 61 exploration and development wells (45.96 net wells) during the first nine months of 1994, with a success rate of 75% (80% on a net well basis). Fifty gas targets and eleven oil targets were drilled, primarily in the Nevis, Kaybob and Claresholm areas of Alberta and in northeast British Columbia. Of particular significance was a successful 100% Company-owned and operated well drilled in the first quarter on the Hunter prospect in northeast British Columbia, where 24 feet of gas pay in the Halfway zone was encountered, with an established drill stem test rate of 4.5
MMCFD before royalties. The well is expected to be tied in during the first half of 1995. The Company participated in the drilling of 22 wells (13 net wells) in the 1993 comparative period.

During the third quarter of 1994, the Company participated in the drilling of 14 exploration and development wells (9.34 net wells) with 79% (79% on a net well basis) of the wells being successful.

OPERATING REVENUES

Year-to-date operating revenues of $35.4 million increased from prior year revenues of $34.0 million, primarily due to higher gas prices, partially offset by lower oil and natural gas liquids prices and lower gas production during the first half of 1994. Higher gas volumes and increased prices for all products contributed to a 19.1% increase in operating revenues in the 1994 third quarter.


The Company's year-to-date oil and condensate prices were 6.5% lower compared to 1993. During the first six months of 1994, the Company received an average of $14.36 per barrel versus $17.49 in 1993. These prices followed changes in the WTI oil price, which averaged $16.28 per barrel during the first half of 1994 compared with $19.83 per barrel in the 1993 comparative period. A significant recovery was seen in the third quarter of 1994, however, with the Company's oil and condensate prices and the WTI oil price averaging $17.68 and $18.48 per barrel, respectively. Natural gas prices similarly followed those of oil and condensate with the Company receiving an average price of $2.18 per barrel less in the first half of 1994 versus 1993, but a 13 cent higher price in the third quarter of 1994 versus 1993. Combined year-to-date oil, condensate and natural gas liquids volumes decreased slightly from the prior year.

                    Management's Discussion and Analysis of
            Results of Operations and Financial Position (continued)

Gas revenues for the first nine months of 1994 increased to $24.3 million from $22.0 million in 1993. This was due to improved gas prices which rose to an average of $1.61 per thousand cubic feet
(MCF) from $1.40 during the same period last year. System gas prices were 17.8% higher and sales volumes were 23.9% lower compared to the first nine months of 1993. Direct sales (short-term and spot) prices and volumes were up by 8.5% and 26.4%, respectively, compared to 1993. System and direct gas sales accounted for approximately 42% and 58%, respectively, of total Company year-to-date gas sales volumes. Overall Company gas prices received were 11.5% higher in the 1994 third quarter compared to 1993.

Gas sales volumes were down 4.3% during the first nine months of 1994. This decline was principally due to the disposition of the Company's California properties in the third quarter of 1993 (see Note 7, "Disposition of Assets," in the Notes to the Financial Statements).
In addition, a unitization adjustment was recorded in the second quarter of 1993, resulting in additional gas volumes relating to prior periods of approximately 220 MMCF. General field declines, compressor installations and repairs, and several plant turnarounds also resulted in some curtailment of production during the first halfhalf of 1994. Gas volumes for the third quarter were 13.0% higher in 1994 versus 1993.

Year-to-date, the Company tied in approximately 12.2 MMCFD of gas production. Thirty-four gas wells in the Province of Alberta and seven oil wells in the Province of British Columbia were brought onto production during the first nine months of 1994.

To protect against oil and natural gas price fluctuations, the Company has entered into various hedge contracts for a portion of its oil and gas (See Note 8, "Hedge Contracts," in the Notes to the Financial
Statements). A net gain of $1.0 million was recognized as a component of operating revenues in the first nine months of 1994 as a result of these hedge contracts. The effect of the gain on average prices was 31 cents per BOE based on total
Company volumes.


OPERATING EXPENSES

Year-to-date lease operating expenses and other direct charges were down 12.3% compared to the prior year, primarily as a result of the disposition of the Company's California properties in the third quarter of 1993 (see Note 7, "Disposition of Assets" in the Notes to the Consolidated Financial Statements), processing rate adjustments relating to current and prior years' production from two of the Company's non-operated fields, and a lower Canadian dollar exchange rate. In addition, a third party gas processing fee adjustment for 1991 and 1992 of $.6 million was recorded in the second quarter of 1993.
For the third quarter, lease operating expenses and other direct charges fell from $3.12/BOE in 1993 to $2.68/BOE in 1994. This decline was again mainly due to the processing rate adjustments recorded in 1994 and the lower Canadian dollar.

Year-to-date depreciation, depletion and amortization (DD&A) expense fell $0.9 million compared to 1993, primarily due to the lower Canadian dollar exchange rate in 1994 and the disposal of the Company's higher cost California properties in 1993.
DD&A expense in the third quarter of 1994 was up by $0.5 million due to a higher DD&A rate and increased production, partially offset by the impact of the lower Canadian dollar exchange rate.

Year-to-date general and administrative expenses were 13.9% below the same period last year. The decline reflects a decrease in professional fees and other general office costs as well as increased overhead chargeouts. Third quarter general and administrative expenses were up by 17.7% in 1994 compared to 1993, reflecting increased staff levels.

                    Management's Discussion and Analysis of
            Results of Operations and Financial Position (continued)

NON-OPERATING ITEMS

Year-to-date interest expense, net of interest income and capitalized interest, decreased by $0.1 million, mainly due to lower interest costs as a result of the repurchase of a portion of the Company's public notes during the 1993 comparative period. These lower interest costs were partially offset by interest charges on the Company's operating line of credit during 1994 and a decrease in the amount of interest capitalized. For the third quarter of 1994, interest charges on the Canadian operating line and lower capitalized interest were partially offset by the impact of the lower exchange rate.

The weighted average long-term debt outstanding was $51.3 million versus $63.4 million for the first nine months of 1994 and 1993, respectively.

INCOME TAXES

The Company adopted Statement of Financial Accounting
Standards ("SFAS") No. 109, "Accounting for Income Taxes" as of
January 1, 1993. A one-time benefit adjustment of $5.3 million was recognized in the first quarter of 1993.

The year-to-date and second quarter tax provisions reflect a different effective tax rate from the statutory Canadian income tax rate of 44.34%, principally due to the lack of tax benefits associated with interest costs incurred in the U.S.

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities before changes in assets and liabilities were $21.7 million in the first nine months of 1994, up 18.6% compared with 1993. The increase is mainly due to higher operating revenues and lower operating expenses. Cash flows from continuing operations increased to $16.7 million in 1994 from $12.3 million in 1993.

Taxes paid in 1994 and 1993 related to the Canadian Large
Corporations Tax, withholding taxes and franchise taxes.

CASH FLOWS FROM INVESTING ACTIVITIES

Year-to-date cash outflows from investing activities were $32.4 million compared to $5.1 million for the same period last year, reflecting a $23.8 million increase in capital spending related to exploration and development in 1994.

During the first nine months of 1994, the Company reflected the disposals of its interest in leasehold and tangible property in the Rigel and Buick Creek areas of the Province of British Columbia, Canada for total proceeds of $4.0 million. In accordance with the full cost method of accounting, the proceeds were credited to the full cost pool, therefore, no gains or losses were recorded on the sales.

In 1993 proceeds were received from the sale of the Company's California assets (see Note 7, "Disposition of Assets," in the Notes to the Financial Statements). Additional proceeds of $1.1 million from the 1992 disposition of U.S. assets were received in the first quarter of 1993.

                    Management's Discussion and Analysis of
            Results of Operations and Financial Position (continued)

CASH FLOWS FROM FINANCING ACTIVITIES

The Company repaid $1.8 million on its line of credit during the first quarter of 1994 and drew down $14.3 million in the second and third quarters to fund increased capital spending and repurchases of stock.

On July 27, 1994, the Board passed a resolution to authorize the repurchase from time to time, of up to one million shares of Class A and/or Class B (nonvoting) Stock. This resolution will replace and is in lieu of any authority to repurchase stock previously granted in any prior resolution. A total of 220,000 shares were purchased during the second and third quarters of 1994 at an average price of $15.39.

In the first nine months of 1993, the Company repurchased
$17.4 million of its public notes ($1.9 million of its 9 7/8% notes and $15.5 million of its 10% notes) and 7,191 shares of its common stock.

LIQUIDITY

The Company plans to fund its capital expenditures, working capital needs and interest payments through its operating cash flow, and a combination of long-term debt and the revolving line of credit. At September 30, 1994, the Company had $15.9 million in cash and short-term investments, and $4.0 million available under its Canadian line of credit. The current term of the credit facility expires on June 30, 1995, at which time the Company expects a twelve month extension.

PROSPECTIVE AND OTHER INFORMATION

Given its current successful drilling program and projected capital spending for 1994, the Company expects to more than replace this year's expected production of about 4,500 MBOE's. Approximately 11 MMCFD of gas is expected to be tied in during the last quarter of 1994. Deliverability is forecasted to approach 70 million cubic feet per day net working interest after royalty by year end compared to 57 million cubic feet per day at December 31, 1993. As a result of increased opportunities, 1994 capital expenditures net of divestitures will be higher than prior estimates of $28 million.

The Company also announced in November 1994 its intention to repurchase $22.1 million of its 10% public notes in the second quarter of 1995, at which time they will be callable at par. The repurchase will be funded through the Company's operating cash flow and cash reserves.

On April 12, 1994 the Company's Class B (nonvoting) Stock began trading on The Toronto Stock Exchange in addition to the NASDAQ/NMS. The additional listing is in recognition of the Company's focus on its Canadian asset base, and is intended to increase the Company's profile among Canadian analysts and attract additional Canadian investors.

                                    PART II

                               OTHER INFORMATION


Item 1. Legal Proceedings

   Management is of the opinion there are no pending legal proceedings that would have a material effect on the consolidated financial position of the Company.

Item 2. Changes in Securities

   None

Item 3. Defaults Upon Senior Securities

   None

Item 4. Submission of Matters to a Vote of Security Holders

      None

Item 5. Other Information

   None

Item 6. Exhibits and Reports on Form 8-K

   (a) Exhibits

       Exhibit 11 - Computation of Net Earnings per Share.

       Exhibit 15 - Letter Re Unaudited Interim Financial Information.


   (b) Reports on Form 8-K:

       On September 21, 1994, the Company filed a Form 8-K to announce the death of Michael E. Finnegan, Executive Vice
       President and Chief Financial Officer of the Company.

                                   EXHIBIT 11
                             DEKALB Energy Company
                     COMPUTATION OF NET EARNINGS PER SHARE
                                  (Unaudited)
                              For the nine months

                                                                                      For the nine months
                                                                                      ended September 30,

                                                                                 1994                     1993
                                                                            --------------          ---------------
1.  Average Shares Outstanding                                                   9,538,725                9,605,803
2.  Net additional shares outstanding assuming all stock
     options exercised and proceeds used to purchase
     treasury stock                                                                 71,339                   65,185
                                                                            --------------          ---------------
3.  Average number of shares outstanding for primary
     earnings per share                                                          9,610,064                9,670,988
                                                                            ==============          ===============
4.  Average number of shares outstanding for fully diluted
     earnings per share                                                          9,615,610                9,674,863
                                                                            ==============          ===============
5.  Net earnings for per share computation:
        Earnings from continuing operations                                 $    6,056,000          $     3,823,000
        Cumulative effect of change in accounting principle                            -                  5,334,000
                                                                            --------------          ---------------
     Net earnings                                                           $    6,056,000          $     9,157,000
                                                                            ==============          ===============
6.  Net earnings per average share outstanding as reported
     in the financial statements:
        Earnings from continuing operations                                 $         0.63          $          0.40
        Cumulative effect of change in accounting principle                           -                        0.55
                                                                            --------------          ---------------
     Net earnings per share                                                 $         0.63          $          0.95
                                                                            ==============          ===============
7.  Net earnings per fully diluted share:
        Earnings from continuing operations                                 $         0.63          $          0.40
        Cumulative effect of change in accounting principle                           -                        0.55
                                                                            --------------          ---------------
     Net earnings per share                                                 $         0.63          $          0.95
                                                                            ==============          ===============

                                                     EXHIBIT 15


Securities & Exchange Commission
Washington, D.C.  20549


We are aware that our report dated November 7, 1994 on our review of the interim financial information of DEKALB Energy Company for the periods ended September 30, 1994 and 1993 included in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1994 is incorporated by reference into Registration Statement No. 2-63440 (Post Effective Amendment No. 6), No. 2-58358 (Post Effective Amendment No. 1), No. 2-71978 (Post Effective Amendment No. 1), and No. 33-36642 on Form S-8 and Registration Statement No. 33-12534 (Amendment No. 3) on Form S-3. Pursuant to Rule 436(c) under the Securities Act of 1933, this report should not be considered a part of the registration statements prepared or certified by us within the meaning of Sections 7 and 11 of that Act.




Coopers & Lybrand




Calgary, Alberta
November 7, 1994

                          SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                DEKALB Energy Company





                                DONALD MCMORLAND
                                --------------------------------
                                Donald McMorland
                                Vice Chairman of the Board
                                and President





                                EDDY Y. TSE
                                --------------------------------
                                Eddy Y. Tse
                                Chief Accounting Officer





November 9, 1994

                                    APPENDIX


Documents Filed in Paper Format Under Form SE:

Part I Report of Independent Accountants

Part II, Item 6, Exhibit 15 Letter Re Unaudited Interim Financial Information